March 16, 2018

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	Ultra SC Inc.

Registration Statement on Form 10

Filed February 8, 2018

File No. 001-38395

Ladies and Gentlemen:

We refer to the letter dated March 7, 2018 (the “Comment Letter”) to Ultra SC Inc., to be renamed Perspecta Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s Registration Statement on Form 10, File No. 001-38395, filed on February 8, 2018 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth below, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the Information Statement.

Exhibit 99.1: Information Statement of Ultra SC Inc.

Basis of Presentation, page vii

1.

In this section, you define the term “Vencore” as Vencore Holding Corp., KGS Holding Corp. and their respective subsidiaries on a combined basis. To ensure readers’ understanding that references to “Vencore” include KGS Holding Corp.’s operations, and not only the operations of Vencore Holding Corp., please highlight this definition in the major sections of your information statement, including the summary, business section, and management’s discussion and analysis. Further, while we understand that both Vencore Holding Corp. and KGS Holding Corp. are portfolio companies of funds affiliated with Veritas Capital, please explain why both entities operations are referred to collectively as “Vencore.” It is unclear from your Business of Vencore section how the business of KGS Holding Corp. relates to Vencore Holding Corp. in terms of how they operated in the past or will in the future. For example, please clarify the extent to which these businesses operated independently in the past and to what extent they will operate independently as part of Ultra SC.

Response: In response to the Staff’s comment, the Company has revised pages vii, 1, 29, 30, 36, 102, 107, 141 and 170 of the Information Statement.

Summary, page 1

2.	You reference pro forma combined revenues of approximately $4.1 billion for the 12 months ended October 31, 2016. To balance your disclosure, please provide pro forma combined net income or loss figures for the corresponding period. We note similar disclosures on pages 126 and 138.

Response: In response to the Staff’s comment, the Company has revised pages 1, 5, 9, 65, 67, 129 and 142 of the Information Statement.

Summary of the Spin-Off, page 14

3.	On page 17, you reference opinions from a nationally recognized valuation firm with respect to the capital adequacy and solvency of DXC Technology Co. (“DXC”) and Ultra SC after giving pro forma effect to the Distribution, the Ultra Payment and the Mergers. Please advise whether you will provide a summary of such opinions or include them as exhibits to your registration statement. Further, please advise to what extent, if any, the Spin-off and Merger transactions may be altered based on these opinions.

Response: In response to the Staff’s comment regarding the written opinion from a nationally recognized valuation firm with respect to capital adequacy and solvency (the “Opinion”), we respectfully inform the Staff that the Company will be unable to summarize or include such Opinion as an exhibit to the Registration Statement as the Company has been informed by DXC that DXC does not expect to obtain the Opinion prior to the Registration Statement being declared effective.

In addition, while the receipt of the Opinion is a condition to the completion of the Spin-Off (as defined in the Information Statement) and related transactions, DXC expects it will only receive the Opinion at the time of consummating the Spin-Off, and therefore, the Opinion is not viewed as a significant condition to the Spin-Off. Further, the Company believes that the receipt of the Opinion is more relevant to the decision-making process of DXC’s board of directors in the exercise of its fiduciary duties than to stockholders of DXC, who are not making an investment decision with respect to the Spin-Off. Consequently, the Company does not believe that a discussion of an anticipated solvency opinion in the Information Statement is necessary.

The Company respectfully notes that there are multiple publicly filed information statements with respect to recent spin-off transactions with comparable solvency opinion conditions that adopted a similar position to not summarizing or adding such insolvency opinions as an exhibit to the registration statement.

Summary Pro Forma Condensed Combined Financial and Other Data of Ultra—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures, page 33

4.	Your disclosures on page 34 identify corporate expenses that are expected to be largely eliminated on a prospective basis. These appear to relate to the cost structure protection provisions in the Separation and Distribution Agreement described on page 33. Clarify how long these cost protection provisions will be in place resulting in the reduced expenses.

Response: In response to the Staff’s comment, the Company has revised pages 33 and 34 of the Information Statement.

The Transactions, page 64

5.	We note that DXC was created through a combination of Computer Science Corporation (“CSC”) and the enterprise services business of Hewlett Packard Enterprise Company (“HPE”), which was completed in April 2017. As part of these transactions, DXC entered into various separation and distribution agreements with HPE and CSC, or their respective stockholders. Given that the U.S public sector (“USPS”) business of DXC, formerly of HPE and/or CSC, is now being spun off to Ultra SC, please clarify whether any of these April 2017 separation and distribution agreements, or related ancillary agreements, is a material agreement for Ultra SC and, if so, whether any is being amended or revised in connection with the contemplated Spin-off and Mergers.

Response: In response to the Staff’s comment, the Company advises the Staff that none of the 2017 separation and distribution agreements, nor any related ancillary agreements (together, the Separation Agreements”), between CSC and HPE are material to the Company and its operations. The Separation Agreements are not material to the Company and its operations as these agreements concern services and rights granted to DXC, not to the Company. Consequently, these agreements will not be amended or revised in connection with the contemplated Spin-Off and Mergers.

The Separation and Distribution Agreement and Ancillary Agreements, page 87

6.	Please revise page 88 to quantify the Ultra Payment and describe the anticipated terms and structure of any debt that may be issued to DXC in lieu of cash. Further, please clarify whether the decision to issue cash or debt is at the discretion of either party or requires mutual agreement.

Response: In response to the Staff’s comment, the Company has revised page 90 of the Information Statement.

Unaudited Pro Forma Condensed Combined Financial Statements of Ultra, page 107

7.	Clarify whether any outstanding share based payment awards will become fully vested or will be exchanged for equity interests in Ultra SC Inc. in connection with the merger. Clarify the terms and conditions of any replacement awards. To the extent the terms and conditions are different than the original awards tell us how you considered including pro forma adjustments to reflect any changes in compensation expense. Also, tell us how you considered disclosing any compensation expense that will be recognized upon closing of the merger for awards that will become fully vested.

Response: In response to the Staff’s comment, the Company notes that outstanding share-based payment awards held by Vencore and Keypoint employees will become fully vested in connection with the Mergers. Further, there will be no replacement awards issued by the Company to Vencore and Keypoint employees, and therefore no compensation expense associated with the awards will be recorded by the Company. As a result of the foregoing, as well as the nonrecurring nature of the expense to be incurred on the Vencore and Keypoint financial statements related to the accelerated vesting of the awards at the time of the merger, no adjustment to compensation expense related to outstanding Vencore and Keypoint share based payment awards has been disclosed in the pro forma financial statements.

Additionally, the Company respectfully notes that for outstanding share based payment awards held by current DXC employees, no acceleration of vesting on such awards will occur in connection with the Mergers. While replacement awards will be issued in connection with the Mergers, the terms and conditions of the replacement awards will not be substantially different from the previously held awards. Because the replacement awards will be substantially similar to the previously held awards, the Company determined that no pro forma adjustment related to the conversion of DXC awards to equity interest in the Company is necessary.

Note 5: Purchase Price Allocation, page 116

8.	Your disclosure indicates that the fair value of the equity purchase consideration was measured based on the fair value of 14.03% of shares of the combined company. Revise to describe how you determined the fair value of the combined company including the methodologies and significant assumptions used.

Response: In response to the Staff’s comment, the Company has revised page 119 of the Information Statement.

9.	Please revise to describe the nature of the program assets acquired, and how these assets generate future cash flows.

Response: In response to the Staff’s comment, the Company has revised page 119 of the Information Statement.

Business of USPS, page 125

10.	On page 126, you indicate that DXC was formed in April 2017, in part, by obtaining the enterprise services business of HPE, which in turn was created by Hewlett Packard Co. spinning off its HP Enterprises Services businesses. Enterprise services is described as the infrastructure, applications, and business processing outsourcing (“BPO”) business that was originally founded by Electronic Data Systems Corporation. Your description of your USPS business focuses on developing IT systems for public sector clients by creating bespoke solutions and/or integrating software solutions from partners, such as Oracle, IBM, or SAP. Please clarify whether any of the Infrastructure or BPO business relating to U.S. public sector clients will be transferred to Ultra SC from DXC.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the DXC infrastructure and BPO services related to U.S. government clients will be part of the Company’s customer offering following the Spin-Off and Mergers. In addition, the Company advises the Staff that it revised page 129 of the Information Statement.

Business of Vencore, page 138

11.	Please revise to clarify how Vencore’s solutions are sold and provided by its employees. It is unclear whether Vencore’s core services described on page 140 are sold and provided in an integrated manner or whether there are separate organizations and sales agreements for Vencore Holding and KGS Holding.

Response: In response to the Staff’s comment, the Company has revised pages vii and 141 of the Information Statement.

12.	On page 142, you reference Vencore recently being awarded a prime position on a contract with a “ceiling value of $460 million” to provide cyber security services to U.S. Cyber Command. Please revise to clarify the term of this agreement and the base value or minimum amount of revenue that you expect to be derived from this contract under ordinary circumstances to add balance to your disclosure.

Response: In response to the Staff’s comment, the Company has revised page 145 of the Information Statement.

13.	Please clarify in an appropriate place in the filing whether you intend to keep Vencore’s operations in a separate unit, or if you will integrate its solutions with your USPS offerings.

Response: In response to the Staff’s comment, the Company has revised pages vii, 2 and 141 of the Information Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of USPS—Description of Material Indebtedness, page 191

14.	Please advise us whether you will file your credit agreements for the Term Loan A Facilities and Revolving Credit Facility as exhibits pursuant to Item 601(b)(10) of Regulation S-K prior to the effectiveness of your registration statement.

Response: In response to the Staff’s comment, the Company advises the Staff that it intends to file the Term Loan A Facilities and Revolving Credit Facility as exhibits to the Registration Statement in a subsequent amendment thereto prior to the effectiveness of the Registration Statement.

Management of Ultra Following the Transactions—Our Board of Directors Following the Spin-Off and Director Independence, page 196

15.	Please revise this section to briefly describe the director nomination rights in the Veritas Side Letter Agreement. Further, please revise to identify the director nominated by Veritas under this agreement.

Response: In response to the Staff’s comment, the Company has revised page 195 of the Information Statement.

Fiscal 2019 Expected Ultra Compensation, page 199

16.	To the extent any of your executive compensation plans or agreements are completed prior to the closing of your spin-off, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the staff that it does not expect to complete any of its executive compensation plans or agreements prior to the Spin-Off or prior to the Registration Statement being declared effective. Consequently, the Company does not anticipate it will be able to file any executive compensation plans or agreements as exhibits to the Registration Statement.

Certain Relationships and Related Party Transactions, page 216

17.	You indicate on page 216 that DXC will not own any of your shares and you will operate independently of DXC. Please revise to clarify that DXC will still be an affiliate of your proposed chairman, Mr. J. Michael Lawrie, since he is the CEO of DXC. Accordingly, transactions with DXC may continue to be related party transactions under Item 404(a) of Regulation S-K. Further, please advise whether the transactions related to DXC on pages F-26 to F-27 and F-45 to F-46 are required to be disclosed under Item 404(a).

Response: In response to the Staff’s comment, the Company advises the Staff that there are no transactions related to DXC, as described on pages F-26 to F-27 and F-45 to F-46, that are required to be disclosed under Item 404(a). The Company advises the Staff that the items disclosed on the above listed pages of the Information Statement relate to allocation of historic expenses incurred by the Parent (as such term is defined in the Information Statement) of the Company in connection with the Spin-Off. These allocations do not represent cash payments made in connection with any transaction between the Company and the Parent, nor do these allocations represent any future obligations between the Company and the Parent.

General

18.	Your registration statement on Form 10 will be effective automatically 30 days after the Commission receives a certification that your common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934. Please advise us of the timing of your certification from your proposed exchange, once known.

Response: The Company acknowledges the Staff’s comment regarding the timing of the Registration Statement becoming effective and informs the Staff that it currently intends to file an acceleration request prior to receiving certification from the New York Stock Exchange that the listing of the Company’s common stock has been approved.

19.	Please identify the sources of your industry statistics and market data either in your Industry and Market Data section on page v or on pages 2-3, 5, 138, and 145-147, where you cite such information. To the extent any anticipated growth rates or market opportunities that you discuss are based on internal projections, please revise to provide a description of how these estimates were calculated. Your disclosure should describe any material assumptions used in such calculations.

Response: In response to the Staff’s comment, the Company has revised pages 2, 3, 135, 136, 141, 148, 149 and 150 of the Information Statement.

In response to your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the Registration Statement or this letter, please contact me at (703) 245-4585 or Peter Harwich or Senet Bischoff of Latham & Watkins LLP at (212) 906-1200.

Sincerely,

/s/ William L. Deckelman, Jr.

William L. Deckelman, Jr.

Vice President & Secretary

Copies to:

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Ultra SC Inc.

13600 EDS Drive

Herndon, VA 20171

Encls.